------                                                -------------------------
FORM 5      U.S. SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
------               Washington, D.C. 20549           =========================
                                                      OMB Number: 3235-0362
                 ANNUAL STATEMENT OF CHANGES IN       Expires: February 1, 1994
                     BENEFICIAL OWNERSHIP             Estimated average burden
                                                      hours per response... 1.0
[_] Check box if no longer subject to Section 16.      -------------------------
    Form 4 or Form 5 obligations may continue.
    See instruction 1(b).
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(1) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person
Hurley                  Joseph
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   (Last)            (First)            (Middle)
c/o Lakeland Bancorp, Inc.
250 Oak Ridge Road
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                                    (Street)
Oak Ridge               New Jersey      07438
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   (City)            (State)             (Zip)

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2. Issuer Name and Ticker or Trading Symbol:  Lakeland Bancorp, Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary):  ###-##-####
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4. Statement for Month/Year:  12/31/00
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5. If Amendment, Date of Original (Month/Year):  November'99
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6. Relationship of Reporting Person to Issuer (Check all applicable):

___ Director       ___ 10% Owner        _X__ Officer          __X_ Other
                                            (Title Below)        (Specify Below)
                                                 0.02%
                                        Executive Vice President
                               ------------------
           TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED

Title of         2. Trans-        3. Trans-     4. Securities Acquired (A)     5. Amount of        6. Ownership     7. Nature of
Security         action Date      action        or Disposed of (D) (Instr.     Securities Bene-    Form: Direct     Indirect
(Instr. 3)       (Month/Day/      Code          3, 4, and 5)                   ficially Owned at   (D) or Indirect  Beneficial
                 Year)            (Instr. 8)                                   End of Issuer's     (I) (Instr. 4)   Ownership
                                                ------------------------------ Fiscal Year                          (Instr. 4)
                                                Amount     (A) or (D)   Price  (Instr. 3 & 4)
Lakeland
Bancorp, Inc.
--------------  ----------------  ------------  --------  ---------  ---------  -----------------  ---------------  --------------
Common          02/15/00                DRP          12      A          $12.5000                        D               *1
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                05/15/00                DRP          13      A          $11.1190                        D               *1
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                08/15/00                DRP          13      A          $11.7140                        D               *1
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                11/15/00                DRP          15      A          $10.9250                        D               *1
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                11/15/00                 SD         102      A                            2155          D               *1
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

            Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

  J. Hurley

1. Title of Derivative   2. Conver-  3. Trans-    4. Trans-    5. Number of      6. Date Exercisable and   7. Title and Amount of
Security (Instr. 3)      sion or     action Date  action Code  Derivative Sec-   Expiration Date           Underlying Securities
                         Exercise    (Month/      (Instr. 8)   urities Acquired  (Month/Day/Year)          (Instr. 3 & 4)
                         Price of    Day/Year)                 (A) or Disposed
                         Derivative                            (D) (Instr. 3, 4
                         Security                              & 5)
                                                               ----------------  ------------------------  ----------------------
                                                                                    Date       Expiration             Amount or
                                                                 (A)      (D)    Exercisable      Date       Title    Number of
                                                                                                                       Shares
----------------------   ----------  -----------  -----------  ----------------  ------------------------  ----------------------
Stock Option
Right to Purchase            9.38       2/9/00          A       5,000      --          *           2/8/10     Common    5,000
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*Stock Option was granted pursuant to Company's 2000 Equity Compensation program and vests in 25% annual installments beginning one year after the grant date
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---------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative    8. Price of     9. Number of Derivative   10. Ownership of   11. Nature of
Security (Instr. 3)       Derivative      Securities Beneficially   Derivative Sec-    Indirect Bene-
                          Securities      Owned at End of Year      urity: Direct (D)  ficial Ownership
                          (Instr. 5)      (Instr. 4)                or Indirect (I)    (Instr. 4)
                                                                    (Instr. 4)
------------------------  --------------  ------------------------  -----------------  ----------------
Stock Option
Right to Purchase              --               5,000                     D                   --
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


Explanation of Responses:
-------------------------
*1 Solely owned by Joseph Hurley

CODES:
------
 DRP-Dividend Reinvestment Plan
 S/D-Stock Dividend

                                /s/ Joseph Hurley                     1/16/00
                                --------------------------------  -------------
                                ** Signature of Reporting Person       Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 7811(a).

Note: File three copies of this Form, one of which must be manually signed.

      If space provided is insufficient, see instruction 6 for procedure.